Grant F. Adamson Chief Governance Officer

June 5, 2008

VIA EDGAR AND FACSIMILE

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Healthcare Services

Mail Stop 3561

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Temple-Inland Inc.

Form 10-K for Fiscal Year Ended December 29, 2007

Filed February 27, 2008

File No. 001-08634

Definitive Proxy Statement on Schedule 14A

Filed March 25, 2008

File No. 001-08634

Dear Mr. Reynolds:

This letter is in response to the written comments received from the staff of the Division of Corporation Finance contained in the letter dated May 28, 2008, regarding the above referenced filings (the "Comment Letter"). A copy of the Comment Letter is attached for your reference. Our responses correspond to the numbering in the Comment Letter with a brief summary of the comment used as a caption.

We understand and appreciate the purpose of your review and appreciate the points raised in your comments. Accordingly, we are working to clarify and supplement our disclosures in each of these areas in future filings. We hope that after reviewing our responses and the clarifications and additional disclosures we anticipate making in future filings you agree with the approach we plan to take to address these points.

Comments related to the 10-K for the year ended December 29, 2007

1.

We note that you presented the cash flows for borrowings under revolving credit facility and borrowings under accounts receivable securitization facility on a net basis. Please explain to us why you present cash flows related to both facilities on a net basis rather then on a gross basis.

The individual borrowings under both our revolving credit facilities and our accounts receivable securitization facility are for terms of less than three months.

1300 S. MoPac Expy., 3rd Floor Austin, Texas 78746 512.434.3745 Fax 512.434.8180

Mr. John Reynolds

June 5, 2008

Depending on our daily cash position, these borrowings occur frequently and, in some cases, are in large amounts that are generally repaid quickly. As a result and in accordance with paragraph 13 of SFAS No. 95, we present the cash flows related to these borrowings on a net basis.

2.	Please disclose your accounting policy and methodology you used to estimate the allowance for doubtful accounts, or tell us why you do not believe the disclosure is necessary.

Historically, our allowance for doubtful accounts has not significantly affected the determination of our financial position, cash flows, or results of operations. As a result, we do not consider our policy and methodology related to the allowance for doubtful accounts to be a significant accounting policy as defined in paragraph 12 of APB No. 22. Accordingly, we do not include this information in our discussion of significant accounting policies.

We will, however, include the appropriate policy disclosure in future filings.

3.

We note that you recognized a pre-tax gain of $2.053 billion as a result of the sale of 1.55 million acres of timberland in exchange for notes totaling $2.38 billion. Please explain to us in detail how you determined that your continuing involvement with the buyers did not impact your ability to recognize the gain during 2007. Address, at a minimum, whether the existence of the supply agreements and the fact that you will continue to manage the property pursuant to Article VIII of the supply agreements constitute continuing involvement that would result in the deferral of gain recognition.

We did not retain any risks or rewards of ownership of the timberlands and, accordingly, do not have any continuing involvement in the timberlands within the meaning of paragraphs 35 – 42 of SFAS No. 66.

In connection with the sale of the timberland, we entered into fiber supply agreements with CPT LOGCO, LLC, the purchaser of the timberland (“CPT”). Article VIII of the fiber supply agreements is a common provision in supply agreements that requires the seller of fiber (in this case CPT) to maintain the lands in accordance with certain industry standards. One purpose of the provision is so that the purchaser of the fiber (in this case Temple-Inland) can certify that its products come from lands maintained in accordance with those industry standards.

We do not have any right or obligation to manage the timberland; CPT has all such rights and obligations. Our only obligations under the fiber supply agreements are to purchase minimum quantities of fiber and to pay the purchase price determined in accordance with the terms of the agreements, which is a market price. The quantities of

Mr. John Reynolds

June 5, 2008

fiber purchased under the agreements are substantially below our historical and anticipated usage.

4.	We note that the notes received from the sale of the timberland require quarterly interest payments based on variable interest rates that reset quarterly. Please describe how the rates are variable.

The notes received from the sale of our timberland accrue interest at LIBOR plus a spread (two to seven basis points depending on the particular note). These rates reset quarterly. We will disclose this information in future filings.

5.

We note on page 14 your disclosure regarding the Bogalusa and asbestos litigation. Please tell us why you do not describe these matters in the notes to your consolidated financial statements along with your assessment as to whether losses are probable or reasonably possible and disclosure of the related loss accrual or estimate of losses or range of losses.

Our reserves for the Bogalusa and asbestos litigation total about $3 million. We evaluated the potential financial impact of the Bogalusa and asbestos litigation and concluded that the resolution of these matters will not have a material effect on our earnings, cash flows, or financial position. As a result, we did not include these items in our litigation footnote. Even though these matters are also not material within the meaning of Item 103 of Regulation S-K, we include the information on page 14 because it may be of interest to certain of our investors.

Comments related to the Definitive Proxy Statement on Schedule 14A

6.

We note your disclosure in the first paragraph on page 27 addressing, among other matters, the impact of the transformation plan. While you list the 2008 targets for making payment determinations, you have not provided quantitative disclosure of the terms of the necessary targets that your named executive officers had to achieve to earn their annual bonuses in 2007. In future filings please disclose the specific performance targets used to determine incentive amounts, or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Given the complexity of the disclosure necessitated by the transformation plan, we attempted to reach a balance in disclosing all required information while not providing overly detailed or complicated disclosure that might be confusing to readers of our proxy statement. We believed the more pertinent information for investors would be how we would compensate officers following our transformation. In future filings, we anticipate that we will disclose the specific performance targets used to determine incentive amounts. Should that change for some reason, we would provide a

Mr. John Reynolds

June 5, 2008

supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

* * * * *

As requested in your letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we appreciate your interests in working with us to enhance our disclosures in our filings and look forward to working with you toward this end. If you should have any questions or comments regarding this matter, please feel free to contact me.

Very truly yours,

/s/ Grant F. Adamson

Grant F. Adamson
Chief Governance Officer

Enclosures

cc:	Audit Committee of the Board of Directors
Ernst & Young LLP